Part III: Manner of Operations

Item 11: Trading Services, Facilities and
Rules

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

The UBS ATS is a proprietary non-displayed system for continuous matching of orders in NMS Stocks. The UBS ATS matching algorithm searches all buy and sell orders in the UBS ATS to identify orders that may be matched at a price at or better than the NBBO as calculated by UBS ATS by aggregating the "top of book" quotations of all U.S. equities exchanges using direct market data feeds maintained by the UBS ATS. If quotations from one or more exchanges are not available from the UBS ATS direct market data feeds for any reason, the UBS ATS will rely on quotation data from the SIP (for the affected exchange feed(s)) to calculate an NBBO.

Definitions for Adaptive Cross Functionality:

- Adaptive Cross (AdaptiveX): Adaptive Cross is a general name which refers to a dynamic prioritization mechanism that operates during the hours of operations disclosed in Part III, Item 4 of this Form ATS-N (with exceptions noted elsewhere in this Item 11) and identifies Subscriber Flows demonstrating consistent trading behavior in individual symbols and Size Bins on one side of the market. This functionality is designed to enhance execution quality by prioritizing Subscriber Flows exhibiting this order and execution consistency.

- Adaptive Cross Model (AdaptiveX Model): The AdaptiveX Model receives order and execution data from the Adaptive Cross Bot at randomized, predetermined intervals. It uses this information to calculate an Adaptive Cross Score, which is then sent to the Adaptive Cross Bot for further processing. The AdaptiveX Model operates during the hours of operations disclosed in Part III, Item 4 of this Form ATS-N (with exceptions noted elsewhere in this Item 11).

- Adaptive Cross Score (AdaptiveX Score): A score calculated and updated throughout the hours of operations disclosed in Part III, Item 4 of this Form ATS-N (except at times noted elsewhere in this Item 11) by the AdaptiveX Model and sent to the Adaptive Cross Bot. The AdaptiveX Score is assigned to each Subscriber Flow in individual symbols and Size Bins on one side of the market. On a daily basis, the AdaptiveX Score will reset to zero for all Subscriber Flows, in all symbols and Size Bins, at system startup of each trading day. The specific AdaptiveX Score for a Subscriber Flow will never be disclosed to any Subscriber.

- Adaptive Cross Priority (AdaptiveX Priority): A type of execution priority that is secondary to price but ahead of time and is designed to enable Subscriber Flows to interact with similarly consistent order flows on the contra side within the UBS ATS, when possible. Within the Adaptive Cross Priority, orders in larger Size Bins will have priority over orders in smaller Size Bins regardless of the contra Size Bin or AdaptiveX Priority status. At any given moment in time, a Subscriber Flow can only have AdaptiveX Priority on one side of the market in an individual symbol and Adaptive Cross Size Bin.

- Adaptive Cross Threshold (AdaptiveX Threshold): The AdaptiveX Threshold is the level at which a Subscriber Flow will or will not be entitled to receive

AdaptiveX Priority. This value is set daily on startup and may be updated intraday or overnight by UBS at its sole discretion without notice. Additionally, the same threshold applies consistently across all Subscriber Flows, symbols, and Size Bins, ensuring a uniform standard for AdaptiveX Priority eligibility.

- Adaptive Cross Bot (AdaptiveX Bot): A mechanism that receives all order and execution messages for in-scope order flow and directs certain messages into the AdaptiveX Model for further processing. The AdaptiveX Bot also receives AdaptiveX Scores and determines when to apply or revoke AdaptiveX Priority for a given Subscriber Flow. More specifically, if the AdaptiveX Score is above (below) the AdaptiveX Threshold for a Subscriber Flow, the AdaptiveX Bot will instruct the UBS ATS matching engines to apply (revoke) AdaptiveX Priority for a Subscriber Flow in a specific symbol, side, and Size Bin.

- Adaptive Cross Size Bins (Size Bins): Size Bins are predefined order size categories used within the Adaptive Cross framework to support the calculation of AdaptiveX Scores within each Size Bin. Marketable orders from each Subscriber Flow are analyzed with respect to each Size Bin to determine consistency in order size. This approach helps to ensure a consistent scoring methodology is applied across comparable order sizes. Size Bin boundaries (minimum quantity and maximum quantity order size cutoffs) are determined on a symbol-specific basis by applying percentile calculations to historical original order sizes of ATS trades in individual symbols. These values are then randomized to reduce predictability and mitigate potential information leakage. The resulting Size Bin boundary values are used to compare marketable live order quantities and execution quantities when submitted to the AdaptiveX Model for scoring. The Size Bin logic is calculated overnight on a daily basis and these values are determined on system startup. While each individual symbol may have different Size Bin boundaries, they are applied uniformly across all Subscriber Flows and remain consistent throughout the hours of operations disclosed in Part III, Item 4 of this Form ATS-N.

AdaptiveX exists inside the UBS ATS' segregated environment and receives certain order and execution messages from all classes of Subscribers (see Part II, Item 5 for Subscriber classification definitions). These messages are received by the AdaptiveX Bot and delivered to the AdaptiveX Model. The AdaptiveX Model analyzes unexecuted marketable orders and executions observed since the last scan by the Model and assigns an AdaptiveX Score to Subscriber Flows based on consistency in side and size ("the Factors") on a per symbol basis. If a Subscriber Flow exhibits consistent behavior in respect of the Factors, the AdaptiveX Score assigned to that Subscriber Flow will accumulate and potentially exceed the AdaptiveX Threshold for a specific symbol. If and when a Subscriber Flow exceeds this threshold in a symbol, that Subscriber Flow will be assigned AdaptiveX Priority above other orders in that same symbol and at the same price.

For any order with AdaptiveX Priority, execution priority is determined first by its effective price, then by factoring in AdaptiveX Priority; and then by the time of receipt by the UBS ATS. Within the AdaptiveX Priority, orders in larger Size Bins will have priority over orders in smaller Size Bins regardless of the contra Size Bin or AdaptiveX Priority status. At any moment in time, if AdaptiveX Priority is not assigned to a specific Subscriber Flow or, more generally, the Adaptive Cross functionality is not in use, execution priority will be determined first by effective price and then by the time of receipt by the UBS ATS.

Furthermore, if a Subscriber Flow with AdaptiveX Priority does not continue to maintain its current behavior (i.e., a lack of marketable observations) or reverses its behavior (i.e., a buyer becomes a seller) the AdaptiveX Score will decay, potentially falling below the predetermined threshold which would cause that Subscriber Flow to lose AdaptiveX

Priority for that symbol. Where a Subscriber Flow loses AdaptiveX Priority in a symbol, it may accumulate an AdaptiveX Score at any future time and may potentially reacquire AdaptiveX Priority either on the same side or on the opposite side of the market.

Notes regarding AdaptiveX: (1) Subscriber Flows categorized as Source Category 5 are not eligible for AdaptiveX Priority; (2) Conditional Indications, Immediate or Cancel (IOC), and Conditional Firm-Up orders do not contribute to a Subscriber Flow's AdaptiveX Score; (3) Conditional Firm-Up orders will have AdaptiveX Priority if a Subscriber Flow already has AdaptiveX Priority in the same symbol, Size Bin, and side as the Conditional Firm-Up order; (4) In the case of a Subscriber Flow sending orders on the opposite side of the market from one that established AdaptiveX Priority in a symbol, those orders on the opposite side will not have AdaptiveX Priority until a new consistent pattern is established on that side; (5) Any Subscriber Flow may only have AdaptiveX Priority on one side of the market in a specific symbol and Size Bin at any moment in time; (6) The AdaptiveX Threshold, calculation frequency of the AdaptiveX Model, as well as the Size Bin cutoffs will be managed by UBS at its sole discretion, may be changed without notice, and will not be publicly disclosed; and (7) The Adaptive Cross functionality will be unavailable for a period not exceeding fifteen (15) minutes following the commencement of trading on the ATS, and for a period not exceeding fifteen (15) minutes prior to the conclusion of trading on the ATS. For more information on the ATS's hours of operation, please see Part III, Item 4 of this Form ATS-N. This time range of availability has been implemented for the Adaptive Cross functionality because determining longer-term trading patterns based on activity during these time windows presents significant challenges. As mentioned previously, when the Adaptive Cross functionality is not in use, execution priority within UBS ATS will be determined first by effective price and then by the time of receipt by the UBS ATS.

The UBS ATS has the ability to operate with or without the AdaptiveX Model running, and UBS reserves the right to turn off this functionality for operational stability purposes. As previously noted, turning off this functionality does not affect the trading operations of the ATS. When the functionality is off, the UBS ATS priority will be determined first by effective price and then by the time of receipt by the UBS ATS. The UBS ATS may disable Adaptive Cross under certain conditions, such as: (1) inability to load accurate static data during system startup; (2) malfunction or inoperability of any component responsible for managing Adaptive Cross; (3) periods of extreme market volatility; or (4) detection of unexpected or anomalous system behavior. Please note the foregoing examples are provided for illustrative purposes, and the UBS ATS may disable Adaptive Cross under other operational stability conditions or circumstances beyond its control. In the event that AdaptiveX functionality is not in use, UBS shall notify Subscribers via its customary email notification procedures.

In the event that UBS either: (1) experiences a hardware malfunction affecting one or more components of AdaptiveX; or (2) disables one or more components of AdaptiveX due to failure resulting in a loss of functionality, UBS shall notify Subscribers via its customary email notification procedures.

The UBS ATS also offers Conditional Indication functionality as explained in Part III, Item 9.